November 15, 2022

Via Edgar Transmission Ms. Jennifer Lopez Molina Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services Washington, D.C. 20549

Re:	Intelligent Group Ltd (the “Company”) Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted October 18, 2022 CIK No. 0001916416

Dear Ms. Molina:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated November 1, 2022 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amended Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted October 18, 2022

Prospectus Summary Permission Required From Hong Kong and Chinese Authorities, page 7
1.	We note your response to comment 2, as well as your revised disclosure that “[a]s of the date of this prospectus, each of our Hong Kong subsidiaries have received all requisite permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, including but not limited to their business registration certificates.” Please revise to also address whether your holding company, IGL, has received all requisite permissions or approvals from Hong Kong authorities to operate its business. Please also disclose the basis for your disclosure that you “understand that IGL, IJL and ITL are not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses” (e.g., disclose whether you relied on an opinion of counsel or alternatively are relying on management). Please make conforming changes on your prospectus cover page and in your risk factor on page 14.

Response: We respectfully advise the Staff that we have made additional disclosures on the cover page, pages 7 and 15 to address that IGL does not require any requisite permissions or approvals from Hong Kong authorities. We have also disclosed that the Company is relying on management for the basis that IGL, IJL and ITL are not required to obtain any permissions or approvals from any Chinese authorities.

2.	We note your response to comment 3, as well as your revised disclosure on the cover page and on page 14. Please make conforming changes on page 7 in your prospectus summary.

Response: We respectfully advise the Staff that the current disclosures on page 7 discloses that “In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and we are required to obtain such permissions or approvals, (ii) we inadvertently conclude that relevant permissions or approvals were not required or (iii) we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.”

Regulations, page 68

3.	Please discuss the arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion. In revising your disclosure, please also discuss China’s Enterprise Tax Law, which imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprise to its immediate holding company outside of Mainland China unless such holding company is registered in Hong Kong or other jurisdictions that have a tax treaty with Mainland China, in which case the tax is 5% (subject to a qualification review at the time of the distribution).

Response: We respectfully advise the Staff that we have made additional disclosures on page 70 to discuss the arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion.

Unaudited Condensed Consolidated Statement of Income, page F-22
4.	We note the fiscal 2022 dividend distribution in excess of fiscal 2022 earnings. Please tell us your consideration of disclosing pro forma per share data pursuant to SAB Topic 1:B.3.

Response: We respectfully advise the Staff that we have updated the disclosure on page 12 to include the pro forma consolidated balance sheet as of November 30, 2021 to give effect to the accrual of the dividend declared on March 7, 2022 of which HK$12,699,814 was offset against the amount due from director and related party as of November 30, 2021 and the remaining HK$2,300,186 was paid in cash on March 16, 2022. Under Hong Kong Companies Ordinance Cap. 622, a company can make a distribution, such as a dividend, out of its accumulated retained earnings. The company currently do not expect to declare or pay any dividends in the foreseeable future, we are of the view that the offering proceeds will not be used to replenish capital used to pay dividends within 12 months of the offering, and no pro forma per share data is required pursuant to SAB Topic 1:B.3.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

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